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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Quellos Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 25th Floor
(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name - if individual, state last, first, middle name)

925 4th Avenue, Suite 3300	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AA 3-28-2005

RH 3/23

OATH OR AFFIRMATION

I, Norm D. Bontje, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quellos Brokerage Services, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


DELANA M. BELTRAN-HAAG
COMMISSION EXPIRES
NOTARY
PUBLIC
09-27-06
STATE OF WASHINGTON


SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213
SECTION

Quellos Brokerage Services, LLC

(SEC ID NO. 8-51345)

Statement of Financial Condition as of December 31, 2004, Independent Auditors' Report, and Supplemental Report On Internal Control (Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a Public Document)

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Quellos Brokerage Services, LLC
New York, New York

We have audited the statement of financial condition of Quellos Brokerage Services, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the financial position of the Company is affected by allocations of expenses and other transactions with the parent company, Quellos Group, LLC. Accordingly, the financial position is not necessarily that which would have been achieved had the Company operated on an independent basis.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Quellos Brokerage Services, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2005

QUELLOS BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$ 5,957,068
RECEIVABLES:	
From broker/dealers and clearing organization	642,199
Other	579,677
Total receivables	1,221,876
EQUIPMENT AND FACILITIES, net	31,402
PREPAID EXPENSES	56,414
TOTAL	$ 7,266,760
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 91,958
Accrued and other liabilities	85,095
Payable to Parent	112,309
Total liabilities	289,362
MEMBER'S EQUITY	6,977,398
TOTAL	$ 7,266,760

See notes to statement of financial condition.

QUELLOS BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— Quellos Brokerage Services, LLC (the "Company") is a fully disclosed introducing securities broker/dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Additionally, the Company is an introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company's original broker/dealer registration became effective on June 3, 1999. The Company's New York City office is the principal office and an Office of Supervisory Jurisdiction, and the Seattle office is also an Office of Supervisory Jurisdiction. All securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker. The Company is exempt from Section 4d(2) of the Commodity Exchange Act. The Company is a wholly owned subsidiary of Quellos Group, LLC (the "Parent").

Accounting for Securities Transactions—The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. As such, a portion of the Company's revenues consist of commissions earned from order execution business cleared by Bear Stearns Securities Corp. ("Bear Stearns") or referred to other broker/dealers, which it records on a trade-date basis. The Company also receives a portion of the interest earned by Bear Stearns from the Company's clients. Such interest is accrued as earned.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, and cash on deposit in interest-bearing accounts with the clearing broker to be cash equivalents.

Depreciation and Amortization—Depreciation of equipment and facilities is provided on a straight-line basis over the estimated useful lives of the assets. During the year ended December 31, 2004, the Company evaluated the utilization of certain asset classes and determined that an adjustment to their estimated remaining useful lives was necessary. The following summarizes the adjustments made to these estimates:

Asset Class	FY 2003 Estimated Useful Life	FY 2004 Estimated Useful Life
Computers and Equipment	5 years	3 years
Software	5 years	3 years

Management, using its best estimates based on reasonable and supportable assumptions and projections, reviews equipment and facilities for impairment whenever events or changes in circumstances have indicated the carrying amount of such assets might not be recoverable.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over its estimated useful life. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Federal and State Taxes on Income—No provision for income taxes has been made since all income or loss is allocated to the Parent for inclusion in the Parent's members' respective tax returns.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates include the fair value of certain investments and the estimated fair value of the Parent and the assumptions used to record compensation expense related to equity compensation arrangements (the "Arrangements"). Actual results could differ from such estimates.

Equity-Based Compensation—At December 31, 2004, the Company has equity-based employee compensation arrangements which are described in Note 6. The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure* when accounting for the Arrangements. SFAS No. 123 provides that employee equity compensation expense be measured based on the fair value of the Arrangements. The equity compensation expense recognized is offset by a corresponding contribution of capital from the Parent.

Recently Adopted Accounting Pronouncements— On December 24, 2003, the Financial Accounting Standards Board ("FASB") published a revision to FASB Interpretation No. ("FIN") 46 *Consolidation of Variable Interest Entities* (FIN 46/R). FIN 46 was originally issued in January 2003. This interpretation will require a primary beneficiary, defined as an entity which participates in either a majority of the risks or rewards of a variable interest entity ("VIE"), to consolidate the VIE. For private companies, FIN 46/R is effective immediately for new variable interest entities created after December 31, 2003, but such companies have until the beginning of the first period beginning after December 15, 2004 to apply it to all other VIEs in which they hold a variable interest. Adoption of this statement did not have a material impact on the Company's financial position for those provisions that are effective as of December 31, 2004 and is not expected to have a material impact for the provisions that will be effective as of January 1, 2005.

Recently Issued Accounting Pronouncements Not Yet Adopted— In December 2004, the FASB published SFAS No. 123(R), *Share-based Payment* ("SFAS No. 123(R)"). SFAS No. 123 was originally issued in October 1995. The revision of this statement focuses on the accounting for transactions in which an entity obtains employee services in exchange for a share-based payment. As the Company has adopted SFAS No. 123, SFAS No. 123(R) will affect only new grants and grants which have been modified after the statement's effective date. For nonpublic companies the statement is effective for the first annual reporting period beginning after December 15, 2005. As the revision only applies to grants and modified issuances after the effective date, the Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 123(R), and the Company is therefore unable to disclose the impact that adopting SFAS No. 123(R) will have on its financial position or results of operations when such statement is adopted.

2. RELATED PARTY TRANSACTIONS

The Parent participates in the management of the Company's affairs and provides, at allocated cost, support for the Company's operations, including facilities and administrative activities. Accordingly, the revenue and expenses recorded by the Company are not necessarily the same as would have been achieved if the Company had operated on an independent basis.

The Parent and the Company have entered into a common paymaster agreement, whereby certain shared expenses, excluding payroll and payroll-related expenses, are paid by the Parent. The portion attributable to the Company is then allocated for reimbursement to the Parent. At December 31, 2004, payables related to the Parent totaled $112,309.

3. EQUIPMENT AND FACILITIES

Equipment and facilities consisted of the following at December 31, 2004:

Computers and equipment	$ 141,211
Software	16,238
Furniture	52,794
	210,243
Accumulated depreciation	(178,841)
	$ 31,402

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $6,245,976, which was $6,145,976 in excess of its required net capital of $100,000, and had a ratio of aggregate indebtedness to net capital of .0463 to 1.

6. EQUITY COMPENSATION ARRANGEMENTS

The Parent has Arrangements to provide additional financial incentives to its employees and employees of the Company. The Company uses the fair value method to account for equity-based compensation.

Equity Incentive Plan—The Parent has adopted an equity incentive plan (the "Plan"), which provides for the granting of nonqualified options to purchase membership interests of the Parent. Options granted under the Plan typically vest 25% in the first year and ratably over the following twelve quarters. The exercise prices of the awards are typically at fair value at the date of grant and the awards are subject to a ten-year contractual life. The value of options granted under the Plan is measured based on their intrinsic value at each reporting date. The effects of changes in the underlying price as

determined by the fair market value of the Parent are recognized as compensation expense over the period until the awards are exercised or forfeited.

Activity of options on membership interests granted to employees of the Company under the Plan was as follows for the year ended December 31, 2004:

	Number of Options Outstanding	Weighted-Average Exercise Price	Range of Exercise Prices	Weighted-Average Remaining Contractual Life	Number of Exercisable Option Units	Weighted-Average Exercise Price of Exercisable Option Units
Outstanding – December 31, 2003	54,500	$ 8.74				
Options granted	11,000	9.31				
Outstanding – December 31, 2004	65,500	$ 8.84	$8.68 - $9.31	7.31	32,720	$ 8.72

Equity Awards – Additional membership interests ("Equity Awards") were granted outside of the Plan to senior employees of the Company. Recipients of the Equity Awards became members of the Parent. The Equity Awards generally provide for potential future allocations of operating profits and losses of the Parent, which are immediately vested, and potential future allocations of nonoperating gains or losses of the Parent, which are subject to various vesting schedules and requirements. Membership interest activity related to the Equity Awards granted to employees of the Company was as follows for the year ended December 31, 2004:

	Number of Membership Interests	Weighted-Average Fair Value	Membership Interests Vested in Nonoperating Gain/Loss Allocation
Outstanding – December 31, 2003	1,193,259	$ 6.79	451,630
Granted	210,000	1.39	
Outstanding – December 31, 2004	1,403,259	$ 5.98	677,444

The Company recognizes compensation expense for Equity Awards based on the estimated fair value at the time of grant, which is amortized over the vesting period of each grant. To determine the compensation expense under SFAS No. 123, the Company estimated the fair value of each Equity Award on the grant date using the Black-Scholes option-pricing model with the following assumptions for awards granted during 2004:

Weighted-average expected life	5 years
Dividends	-
Volatility	-
Weighted-average risk-free interest rate	3.25 %

At December 31, 2004, a maximum of 21,548,139 membership interests were authorized to be utilized by the Parent pursuant to the Arrangements. Of this amount, Arrangements governing 23,381,250 membership interests and options on membership interests were granted, and of these, 483,624 have been cash settled, 2,387,158 have been forfeited, and 554,047 were available for grant.

7. SUBSEQUENT EVENT

On February 2, 2005, the Company made a $1,300,000 capital distribution to the Parent. An additional capital distribution to the Parent is anticipated in April 2005 based on first-quarter results.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
Quellos Brokerage Services, LLC
New York, New York

In planning and performing our audit of the financial statements of Quellos Brokerage Services, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 23, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) for determining compliance with the exemptive provisions of Rule 15c3-3; and (3) for determining compliance with the exemptive provisions of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commissions' objectives.

This report is intended solely for the information and use of the management of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP